Charles J. Bair +1 858 550 6142 cbair@cooley.com	BY EDGAR and COURIER

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Allogene Therapeutics, Inc.

in connection with Registration Statement on Form S-1 (File No. 333-227333)

September 26, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tonya K. Aldave

Re:	Allogene Therapeutics, Inc.

Registration Statement on Form S-1

Filed September 14, 2018

File No. 333-227333

CIK No. 0001737287

Dear Ms. Aldave:

On behalf of Allogene Therapeutics, Inc. (“Allogene” or the “Company”), we are submitting this supplemental letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 originally filed with the Commission on September 14, 2018 (the “Registration Statement”). Although the Company has not received a comment from the Staff relating to the Company’s accounting for equity issuances, the Company is providing this letter to the Staff in anticipation of the Company filing a preliminary prospectus for its initial public offering (“IPO”) containing an expected price range of its common stock. This letter explains how the Company determined the estimated fair value of the common stock underlying the Company’s equity issuances and the reasons for any differences between the recent valuations of the Company’s common stock leading up to the Company’s IPO and the estimated offering price.

Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Preliminary Price Range

The Company advises the Staff that the Company currently expects a price range of $[***] to $[***] per share of common stock (the “Preliminary Price Range”) for its IPO, which Preliminary Price Range reflects a [***]-for-[***] forward stock split of the Company’s capital stock that will be effected prior to the

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Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

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U.S. Securities and Exchange Commission

September 26, 2018

Page Two

effectiveness of the Registration Statement. This Preliminary Price Range implies a pre-money valuation range for the Company of $[***] to $[***]. The share and per-share numbers in this letter are presented on a post-split basis.

The Preliminary Price Range is based in part upon the Company’s prospects, prospects for the biopharmaceutical industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the biopharmaceutical industry, as well as input received from Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Cowen and Company, LLC and Jefferies LLC, the lead underwriters (the “Representatives”) for the IPO. The Company notes that, as is typical in IPOs, the Preliminary Price Range for the Company’s IPO was not derived using a formal determination of fair value, but was determined by discussions between the Company and the Representatives based on the assessment of the foregoing factors.

The Company will include a narrower bona fide price range of the common stock in an amendment to the Registration Statement that will be filed prior to the commencement of the Company’s road show, which the Company expects to be a two-dollar range within the Preliminary Price Range. However, the parameters of the bona fide price range will be subject to then-current market conditions, continuing discussions with the Representatives and material business developments impacting the Company, and due to the volatility in the securities markets, in particular the volatility experienced in the market by recent IPO issuers, there is a possibility that the bona fide price range for the IPO may fall outside of the Preliminary Price Range. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and CD&I 134.04.

Common Stock Valuation Methodologies

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock for purposes of granting equity awards has been determined by the Company’s board of directors (the “Board”), as of the date of each option grant, with input from management, considering the Company’s most recent arm’s-length sales of its (i) convertible preferred stock, (ii) convertible notes and (iii) the most recent third-party valuation of its common stock, as well as the Board’s assessment of additional objective and subjective factors that the Board believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Board considered various objective and subjective factors to determine the estimated fair value of the common stock as of each grant date, including:

•

the prices at which the Company sold convertible preferred stock in 2018 and the superior rights and preferences of the convertible preferred stock relative to the common stock at the time of each common stock option grant;

•	the conversion features of the Company’s convertible notes, including valuation terms;

•	the progress of the Company’s research and development programs, including the status and results of clinical trials for our most advanced product candidate, UCART19, and other product candidates;

•	the Company’s stage of development and its business strategy;

•	external market conditions affecting the healthcare industry in general, and the biotechnology industry in particular, and trends within such industries;

•	the Company’s financial position, including cash on hand, and its historical and forecasted performance and operating results;

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

t: (858) 550-6000    f: (858) 550-6420    cooley.com

U.S. Securities and Exchange Commission

September 26, 2018

Page Three

•	the lack of an active public market for the common stock and convertible preferred stock;

•	the likelihood of achieving a liquidity event, such as an IPO, in light of prevailing market conditions;

•	the Company’s IPO timeline and related activities; and

•	the analysis of IPOs and the market performance of similar companies in the healthcare and biopharmaceutical industries.

The third-party valuations of the Company’s common stock that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure and specifically the common stock.

In accordance with the Practice Guide, the Company considered the following methods for allocating the enterprise value across its classes and series of capital stock to determine the estimated fair value of its common stock at each valuation date.

•

Option Pricing Method (“OPM”). The OPM estimates the value of the common equity of the Company using the various inputs in the Black-Scholes option pricing model. The OPM treats the rights of the holders of common stock as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of the Company’s convertible preferred stock, as well as their rights to participation, and the stock prices of the outstanding options. Thus, the value of the common stock can be determined by estimating the value of its portion of each of these call option rights. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale. Given the common stock represents a non-marketable equity interest in a private enterprise, an adjustment to the preliminary value estimates had to be made to account for the lack of liquidity that a stockholder experiences. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).

•

Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by the Company, as well as the economic and control rights of each share class.

•

Hybrid Method. The hybrid method is a weighted-average method that combines both OPM and PWERM. Weighting allocations are assigned to the OPM and PWERM methods factoring in possible future liquidity events.

In order for the Board to determine the estimated fair value of the common stock, the OPM was utilized for the independent third-party valuation of the Company’s common stock as of February 28, 2018 (the “February 2018 Valuation”) discussed below, and the Hybrid Method was utilized for the independent third-party valuations of the Company’s common stock as of August 21, 2018 (the “August 2018 Valuation”) and September 25, 2018 (the “September 2018 Valuation”) discussed below because the Company had better visibility into the timing of a potential IPO. Equity value for each liquidity event scenario utilized in the August 2018 Valuation and the September 2018 Valuation was weighted based on a

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

t: (858) 550-6000    f: (858) 550-6420    cooley.com

U.S. Securities and Exchange Commission

September 26, 2018

Page Four

probability of each event’s occurrence. In each of the IPO scenarios discussed below, the Company assumed that all outstanding shares of the Company’s convertible preferred stock and all outstanding convertible notes would be converted into shares of common stock. In the sale of the Company, the Company allocated the value per share by taking into account the conversion terms of the convertible notes and the liquidation preferences and participation rights of the convertible preferred stock consistent with the method outlined in the Practice Guide.

At each grant date, the Board evaluated any recent events and their potential impact on the estimated fair value per share of the common stock. For grants of stock awards made on dates for which there was no contemporaneous independent third-party valuation, the Board determined the estimated fair value of the common stock on the date of grant taking into consideration the immediately preceding valuation report as well as other pertinent information available to it at the time of the grant. In connection with valuation prior to June 30, 2018, the Company considered the most recent arm’s length convertible preferred stock financings prior to the issuance of any option grants, as the basis for the value of its common shares at the date of the option grant. After June 30, 2018, the valuation methodology changed to the use of a Hybrid Method incorporating the OPM (utilizing the backsolve method) and PWERM, as the Company had obtained better visibility into the near-term timing of a potential IPO, but still considered the uncertainty around the Company’s value should an IPO not occur. The Hybrid Method is commonly used in these situations and is consistent with guidance from the Practice Guide.

Common Stock Valuations and Stock Option Grants

During the past 12 months, the Company has granted stock options as follows:1

Date of the Grant	Numbers of Shares Subject to Options Granted	Exercise Price Per Share of Common Stock	Estimated Fair Value Per Share of Common Stock at Grant Date
June 25, 2018	[***]	$[***]	$[***]
August 24, 2018	[***]	[***]	[***]
September 26, 2018[2]	[***]	[***]	[***]

February 2018 Valuation and June 2018 Stock Option Grants

On June 25, 2018, the Company granted options to purchase a total of [***] shares of common stock at an exercise price of $[***] per share. The Board determined the estimated fair value of the common stock at the time of the grants was $[***] per share based on a number of factors, including the February 2018 Valuation.

For the February 2018 Valuation, the Company utilized the OPM to derive the implied equity value for the Company. For the OPM, the market approach, utilizing the backsolve method, was used to determine the implied total enterprise value of the Company by accounting for all share class rights and preferences. The backsolve method takes into account the economic rights of recently issued securities in relation to the rights of other equity securities within the capital structure. For purposes of the February 2018 Valuation, the backsolve method reflected the Company’s Series A and A-1 convertible preferred

[1]	The share and per-share numbers are presented on a post-split basis.
[2]	These stock options are expected to be granted after of the date of this letter.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

t: (858) 550-6000    f: (858) 550-6420    cooley.com

U.S. Securities and Exchange Commission

September 26, 2018

Page Five

stock financing, which closed in April 2018. In addition, a quantitative differential put analysis (based on the protective put approach) was performed in an effort to estimate the appropriate DLOM for the common stock. A DLOM of 44.3% was used for the February 2018 Valuation. The February 2018 Valuation estimated the fair value of the Company’s common stock to be $[***] per share.

The February 2018 Valuation reflected the Company’s Series A and A-1 convertible preferred stock financing, which closed in April 2018. For the period from the February 2018 Valuation to June 25, 2018, the Board determined there were no internal or external developments since the February 2018 Valuation that warranted a change in the estimated fair value of the Company’s common stock, other than the Company’s Series A and A-1 convertible preferred stock financing that was already reflected in the February 2018 Valuation. As a result, the Board determined the estimated fair value of the stock as of June 25, 2018 was $[***] per share.

August 2018 Valuation and Stock Option Grants

On August 24, 2018, the Company granted options to purchase a total of [***] shares of common stock at an exercise price of $[***] per share. The Board determined the estimated fair value of the common stock at the time of the grants was $[***] per share based on a number of factors, including the August 2018 Valuation.

For the August 2018 Valuation, the Company estimated the fair value of the Company’s common stock by using the Hybrid Method, with the OPM (stay private scenario) being weighted at 60% and the PWERM (IPO scenarios) being weighted at 40%.

For the OPM, the market approach, utilizing the backsolve method, was used to determine the implied total enterprise value of the Company by accounting for all share class rights and preferences. For purposes of the August 2018 Valuation, the backsolve method reflected the Company’s convertible note financing, which closed in September 2018.

For the PWERM methodology, the future equity value at an expected IPO date was allocated to the outstanding shares of convertible preferred stock and the common stock (including the convertible notes, on an as-converted basis), based on the rights and preferences of each class of equity. The Company then discounted the values of each class of equity in each of two IPO scenarios at an appropriate risk-adjusted rate: (i) an October IPO scenario (50% weighting) and (ii) a December IPO scenario (50% weighting). The Company believes that the probability weighting of each potential liquidity event scenario used in the PWERM analyses was an appropriate methodology in light of the Company’s stage of development, the status of its research and development efforts and financial position, external market conditions affecting the biopharmaceutical industry, the volatility in the capital markets, especially with respect to IPOs, and the relative likelihood of achieving an IPO in light of prevailing market conditions. The Company deemed it appropriate to include a 40% weighting for the PWERM methodology because at the time of the valuation the Company had just completed its IPO organizational meeting on July 16, 2018 and confidentially submitted the Company’s draft registration statement with the Commission on August 10, 2018, each of which gave the Company some visibility into the probability and timing of potential future outcomes. However, mere intent to file a registration statement and exit via an IPO does not necessarily mean that the Company would be successful in doing so. Unexpected systemic events like the biotechnology IPO market cooling, poor trading performance of recent comparable IPOs, a decline in the valuations of comparable companies, fatigue from institutional investors, geopolitical risk (including market volatility in advance of the U.S. midterm elections or potential delays caused by a U.S. government shutdown), or other Company specific events like an unfavorable data readout for UCART19 prior to the IPO, a setback in the field of CAR T cell therapy at the Company or other companies in the field or other

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

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U.S. Securities and Exchange Commission

September 26, 2018

Page Six

development setbacks could materially impact the viability and timing of the Company’s IPO or the Company’s aspirations to continue pursuing one. Furthermore, the Representatives had not yet provided pricing indications. Accordingly, the PWERM methodology was weighted at 40%, and captured the value created in an expected/potential IPO scenario, while the non-IPO (stay private) scenario is captured in the OPM methodology (weighted at 60%). Incorporated into the August 2018 Valuation was the Company’s convertible note financing, which was completed in September 2018.

In addition, a quantitative average strike put option model (based on the Finnerty model) was performed in an effort to estimate the appropriate DLOM for the common stock. The DLOM was reduced to 20.1% in the August 2018 Valuation, and was applied consistently for both the OPM and PWERM methodologies. The August 2018 Valuation estimated the estimated fair value of the Company’s common stock to be $[***] per share.

Explanation of Difference Between the Estimated Fair Value of Common Stock Using the August 2018 Valuation and the Midpoint of the Preliminary Price Range

The Company believes that the difference in value reflected between the estimated fair value of its common stock using the August 2018 Valuation and the Preliminary Price Range is the result of the following key factors, among others:

•	Appointment of Susie Jun, M.D., Ph.D., as the Company’s Chief Development Officer and David M. Tillett, Ph.D., as Senior Vice President, Head of Quality in August 2018.

•

Submission of a drug master file (DMF) to the U.S. Food and Drug Administration (FDA) in August 2018 for ALLO-647. If the FDA activates the DMF, the Company’s collaboration partner, Servier, will be authorized to reference the DMF in its investigational new drug application proposing use of ALLO-647 in combination with UCART19 in clinical trials.

•

The Company made additional progress in its planned IPO, including holding testing the waters meetings with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended, and the filing of the Registration Statement with the Commission on September 14, 2018.

•

The Preliminary Price Range assumes a successful IPO in the near term with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company, being sold in a sale transaction or a liquidation of its assets in a dissolution scenario.

•

The Preliminary Price Range represents a future price for the common shares that, if issued in the Company’s IPO, would be immediately freely tradable in a public market, whereas the estimated fair value of the common shares based on the August 2018 Valuation represents an estimate of the fair value of the shares that were then illiquid, might never become liquid, might be for shares that are never publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO. Additionally, the Preliminary Price Range reflects that, upon a successful IPO, the Company’s preferred shares will convert into common shares and will no longer have the liquidation preferences and preferential rights attributable to the preferred shares as compared to the common shares prior to the IPO.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

t: (858) 550-6000    f: (858) 550-6420    cooley.com

U.S. Securities and Exchange Commission

September 26, 2018

Page Seven

•

Recent market conditions used in the determination of the Preliminary Price Range after discussions with the Representatives, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility, increasing the value of the Company’s common stock compared to that of a private company.

September 2018 Valuation and Stock Option Grants

On September 26, 2018, the Company is expected to grant options to purchase a total of [***] shares of common stock at an exercise price of $[***] per share. The Board determined the estimated fair value of the common stock at the time of the grants was $[***] per share based on a number of factors, including the September 2018 Valuation.

For the September 2018 Valuation, the Company estimated the fair value of the Company’s common stock by using the Hybrid Method, with the OPM (stay private scenario) being weighted at 5% and the PWERM (IPO scenario) being weighted at 95%.

For the OPM, the market approach, utilizing the backsolve method, was used to determine the implied total enterprise value of the Company by accounting for all share class rights and preferences. For purposes of the September 2018 Valuation, the backsolve method reflected the Company’s convertible note financing. The OPM was weighted at 5% due to decreased likelihood that the Company would remain a private company given the proximity to a potential IPO.

For the PWERM methodology, the future equity value at an expected IPO date was allocated to the outstanding shares of convertible preferred stock and the common stock (including the convertible notes, on an as-converted basis), based on the rights and preferences of each class of equity. The Company then discounted the values of each class of equity for an October IPO at an appropriate risk-adjusted rate. The Company deemed it appropriate to include a 95% weighting for the PWERM methodology because at the time of the valuation the Company had received IPO pricing estimates and timing guidelines from the Representatives, each of which gave the Company visibility into the probability and timing of potential future outcomes. Accordingly, the PWERM methodology was weighted at 95%, while the non-IPO (stay private) scenario is captured in the OPM methodology and weighted at 5%.

In addition, a quantitative average strike put option model (based on the Finnerty model) was performed for the OPM in an effort to estimate the appropriate DLOM for the common stock. The DLOM for the OPM was reduced to 13.3% in the September 2018 Valuation. A further reduced DLOM of 10% was also applied to the PWERM methodology based on restricted stock studies and discounts related to IPO transactions. The September 2018 Valuation estimated the fair value of the Company’s common stock to be $[***] per share.

Explanation of Difference Between the Estimated Fair Value of Common Stock Using the September 2018 Valuation and the Midpoint of the Preliminary Price Range

In addition to the aforementioned discussion of the September 2018 Valuation, reference is made to the last four bullets above in the section titled “Explanation of Difference Between the Estimated Fair Value of Common Stock Using the August 2018 Valuation and the Midpoint of the Preliminary Price Range” as the reasons for the difference between the estimated fair value of common using the September 2018 Valuation and the midpoint of the Preliminary Price Range.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

t: (858) 550-6000    f: (858) 550-6420    cooley.com

U.S. Securities and Exchange Commission

September 26, 2018

Page Eight

Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, or at all, the Company believes that the estimated fair value of its common stock as determined by the Board in August and September 2018 is consistent with the Company’s and the underwriters’ estimates of the Preliminary Price Range, and that the prior valuations were consistent with the increasing value of the Company’s common stock in connection with its progression towards an IPO.

Conclusion

In light of the above, the Company respectfully submits that the per share grant date estimated fair values, as set forth in the table above under “Common Stock Valuations and Stock Option Grants,” which have been used as the basis for determining the stock-based compensation in connection with its stock option grants since the Company’s inception, were reasonable and appropriate for the reasons described herein and in the Registration Statement.

*        *        *

Please contact me at (858) 550-6142 or Charlie S. Kim at (858) 550-6049 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Charles J. Bair
Charles J. Bair Cooley LLP

cc:	David Chang, M.D., Ph.D., Allogene Therapeutics, Inc.

Charles S. Kim, Cooley LLP

Brian J. Cuneo, Latham & Watkins LLP

B. Shayne Kennedy, Latham & Watkins LLP

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

t: (858) 550-6000    f: (858) 550-6420    cooley.com